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MAR 2 7 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TORC INVESTMENTS AND RESEARCH LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street, 17th Floor
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pawluk **(646) 961-3196**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

6/19 KA

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas O'Neill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TORC INVESTMENTS AND RESEARCH LLC**, as of **December 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Thomas O'Neill personally appeared before me on 11-15-09

Notary Public

Patricia Thompson
Notary Public, State Of New York
No. 01TH 6151513
Qualified In Kings County
My Commission Expires August 21, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORC INVESTMENTS & RESEARCH, LLC

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

TORC INVESTMENTS & RESEARCH, LLC

DECEMBER 31, 2008

INDEX

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Member of
TORC Investments & Research, LLC

We have audited the accompanying statement of financial condition of TORC Investments & Research, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TORC Investments & Research, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 23, 2009

TORC INVESTMENTS & RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	3,699,849
Due from broker dealers (Note 3)		493,142
Deposits at clearing brokers (Note 3)		705,938
Due from brokers		1,554,330
Fixed Assets (net of depreciation of $1,338)		892
Prepaid expenses		6,098
TOTAL ASSETS	$	6,460,249

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,591,921
Due to affiliate (Note 3)		33,838
TOTAL LIABILITIES		3,625,759
Commitments and contingent liabilities (Note 5)		-
Member's Equity		2,834,490
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,460,249

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

TORC Investments & Research, LLC (the "Company") is a limited liability company that is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Futures Association ("NFA"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), The Company is wholly owned by Torc Financial LLC ("TORC"), which is owned by JDI Financial, LLC ("JDI").

The Company is also a member of the following exchanges: New York Stock Exchange, ("NYSE"), NASDAQ, Archipelago ("ARCA"), Philadelphia Stock Exchange ("PHLX"), Chicago Mercantile Exchange ("CME"), Boston Options Exchange ("BOX"), coupled with sponsored access to the Chicago Board Options Exchange ("CBOE"), CBOE Stock Exchange ("CBSX"), and an Electronic Access Membership ("EAM") to International Securities Exchange, ("ISE").

TIR primarily earns execution based revenues in conjunction with spreads on clearing and financing overrides as an introducing prime broker. TIR's clients consist materially of Broker-Dealers, market-makers, hedge funds, proprietary traders and black box traders, as well as publicly traded full service financial firms.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated entity.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is considered realized and earned when:
- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- fee to its client is fixed or determinable; and
- collection of the resulting receivable is reasonable

TIR's securities transactions are reported on a trade date basis, including income, and all related expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for those income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns. However, the Company does record a provision for local taxes. For the year ended December 31, 2008 the provision for local taxes was $86,350.

Depreciation

The cost of the fixed assets is depreciated over the useful life of the asset. Any item with a cost of over $1,000 is capitalized and depreciated. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

The useful lives of capital equipment, for depreciation calculation purposes, are as follows:

- Computer Software – 3 years
- Computer hardware - 5 years
- Furniture, office - 7 years
- Other equipment, including for administrative & support - 7 years

Cash & Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the gain from operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Recently issued accounting standards adopted by the Company during 2008 did not have a material impact on its consolidated results of operations, financial position or cash flows.

Fair Value of Financial Instruments

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3- RECEIVABLE FROM BROKER-DEALERS AND CLEARING BROKERS

Amounts receivable from the Company's clearing broker and other broker dealers at December 31, 2008, consist of the following:

	Receivable	Payable
Deposit with clearing brokers	$ 705,938	$ -
Commissions receivable from broker dealers	1,554,330	-
Receivable from clearing brokers	493,142	-
	2,753,410	-
Due to Centurion Securities	-	33,838
	$ 2,753,410	$ 33,838

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has a rent sharing agreement (the "agreement") with its parent, TORC. During 2008 the Company paid TORC $240,000 in occupancy costs.

NOTE 4- RELATED PARTY TRANSACTIONS - (continued)

The Company's execution and risk management system "Tradespeed" is licensed from its parent, TORC, and is used for stock and option execution and risk management by TIR's clients, including Centurion Securities, LLC's ("Centurion") (a separately managed affiliate, owned by the Company's ultimate Parent) traders. Execution fees due to TIR are bucketed at the time of trade execution by Penson Securities, LLC ("Penson") for clients who also clear Penson. Centurion clears Penson, and thus, its execution costs are bucketed by Penson and credited to TIR monthly. Certain market data and exchange fees are not bucketed by Penson. In this instance, TIR will bill its clients separately for any costs not bucketed by Penson, such as market data and exchange and ECN fees not collected at the time of execution. Accordingly, the Company will invoice Centurion for these amounts on a monthly basis. During 2008 the Company billed Centurion $832,834 for these services. At December 31, 2008, the Company had a receivable of $ 46,952 from Centurion.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $2,136,555, which was $1,894,837 in excess of its required net capital of $241,718. The Company's net capital ratio was 1.697 to 1.

NOTE 6- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 7- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.